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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Eagle Ford Oil & Gas Corp.

(Name of Issuer)
 Common Stock

(Title of Class of Securities)
269519 10 4

(CUSIP Number)
Paul L. Williams Jr.
2951 Marina Bay Drive, Ste 130-369
League City, TX 77573
281-383-9648

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 16, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (03-00)

CUSIP NO. 269519 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

  TDLOG, LLC

  EIN # 26-1908249

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

 OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) OR 2(e)

☐

6.	Citizenship or Place of Organization

 Texas

	7.	Sole Voting Power
Number of		12,179,746

Shares	8.	Shared Voting Power
		0
Beneficially

Owned by Each	9.	Sole Dispositive Power
		12,179,746
Reporting

Person	10.	Shared Dispositive Power
		0
With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

 12,179,746

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount In Row (11)

  37.6%

14.	Type of Reporting Person (See Instructions)

  OO

CUSIP NO. 269519 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

  Thomas E. Lipar

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

  OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) OR 2(e)

☐

6.	Citizenship or Place of Organization

  United States

	7.	Sole Voting Power
Number of		0

Shares	8.	Shared Voting Power
		12,179,746
Beneficially

Owned by Each	9.	Sole Dispositive Power
		0
Reporting

Person	10.	Shared Dispositive Power
		12,179,746
With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

 12,179,746

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount In Row (11)

  37.6%

14.	Type of Reporting Person (See Instructions)

  IN

CUSIP NO. 269519 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

  Daniel Trombley

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

  OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) OR 2(e)

☐

6.	Citizenship or Place of Organization

  United States

	7.	Sole Voting Power
Number of		0

Shares	8.	Shared Voting Power
		12,179,746
Beneficially

Owned by Each	9.	Sole Dispositive Power
		0
Reporting

Person	10.	Shared Dispositive Power
		12,179,746
With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

 12,179,746

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount In Row (11)

  37.6%

14.	Type of Reporting Person (See Instructions)

  IN

Pursuant to Rule 13d-2 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned, TDLOG, LLC, a Texas limited liability company (“TDLOG”), Thomas E. Lipar, an individual residing in Texas and Daniel Trombley, an individual residing in Massachusetts, (together, the “Reporting Persons”), hereby amend their statement on Schedule 13D dated June 30, 2011 (the “Schedule 13D”).  This Statement constitutes Amendment No. 1 to the Schedule 13D.

Item 2. Identity and Background

Item 2 is hereby amended by deleting section (a) thereof and replacing it with the following:

(a) This Schedule 13D is being filed by TDLOG, LLC, a Texas limited liability company (“TDLOG”), Thomas E. Lipar, an individual residing in Texas and Daniel Trombley, an individual residing in Massachusetts, (together, the “Reporting Persons”).  TDLOG is the registered owner of the Common Stock reported in this Schedule 13D.   Thomas E. Lipar is the owner of 75% of the membership interest of TDLOG.  Daniel Trombley is the owner of 25% of the membership interest of TDLOG.  Accordingly, Thomas E. Lipar and Daniel Trombley may be deemed to have beneficial ownership of the securities reported herein by virtue of the discretion and authority granted to them to vote and to dispose of the securities held by TDLOG pursuant to TDLOG’s constituent documents.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following to the end thereof:

On August 16, 2011, TDLOG received 3,251,189 shares of Common Stock pursuant to the Purchase Agreement dated August 11, 2011 and executed August 16, 2011 (the “SSEP2 Purchase Agreement”) by and among the issuer, Derek Schmidt, Safari Adventure Productions, Inc., a Texas corporation, and Sandstone Energy Partners II, L.L.C., a Texas limited liability company (“SSEP2”).  TDLOG used the 41.18% membership interest it owned in SSEP2 as consideration for the Common Stock TDLOG received in the SSEP2 Purchase Agreement transaction.

Item 4. Purpose of Transaction

Item 4 is hereby amended by deleting the first paragraph thereof and replacing it with the following:

The shares of Common Stock received by TDLOG under the Purchase Agreement were for the Issuer’s acquisition of 100% member interest in Sandstone for asset growth purposes in the oil and gas industry.  The shares of Common Stock received by TDLOG under the SSEP2 Purchase Agreement were for the Issuer’s acquisition of the remaining 50% membership interest in SSEP2 for asset growth purposes in the oil and gas industry.  Consistent with such purposes, the Reporting Persons have had, and may have in the future, discussions with management and the Board of Directors of the Issuer regarding the Issuer’s operations, prospects, business and financial strategies and other matters as the Reporting Persons deem relevant to their investment in the Common Stock and any other securities of the Issuer.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby deleted in its entirety and replaced with the following:

(a) and (b) TDLOG owns 12,179,746 shares of Common Stock, which represent 37.6% of the outstanding Common Stock of the Issuer.  TDLOG’s power to dispose of such Common Stock is intended to be exempt from the registration requirements of the Securities Act pursuant to 4(2) thereof and Rule 506 of Regulation D promulgated thereunder; and exempt from the registration or qualification requirements of any applicable state securities laws. As a result, the 12,179,746 common shares may not be offered, sold, or transferred by the holder thereof until either a registration statement under the Securities Act or applicable state securities laws shall have become effective with regard thereto, or an exemption under the Securities Act and applicable state securities laws is available with respect to any proposed offer, sale or transfer.

Thomas E. Lipar and Daniel Trombley, as members of TDLOG, may be deemed to have acquired beneficial ownership of 12,179,746 shares of Common Stock, which represent 37.6% of the outstanding Common Stock of the Issuer.

The Cover Pages of this Schedule 13D are incorporated herein by reference.

(c) Except as set forth in Items 3 and 4, there have been no transactions effected in the shares of Common Stock during the past 60 days by the Reporting Persons.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock owned by the Reporting Persons.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits

Exhibit	Description
Exhibit 7.01	Joint Filing Agreement

Exhibit 7.02
Purchase Agreement dated August 11, 2011 and executed August 16, 2011 by and among the issuer, Derek Schmidt, Safari Adventure Productions, Inc., a Texas corporation, and Sandstone Energy Partners II, L.L.C., a Texas limited liability company.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25 2011

TDLOG, LLC

	By:	/s/ Thomas E. Lipar
Name: Thomas E. Lipar
Title: President

/s/ Thomas E. Lipar
Thomas E. Lipar

/s/ Daniel Trombley
Daniel Trombley